EXHIBIT 99.1

FOR IMMEDIATE RELEASE

CRAFT BREW ALLIANCE
REPORTS 2012 RESULTS AND CONFIRMS 2013 FINANCIAL OUTLOOK

Portland, Ore. (March 12, 2013) – Craft Brew Alliance, Inc. (“CBA”) (Nasdaq: BREW), an independent craft brewing company, reported final 2012 financial results and confirmed 2013 guidance. CBA’s successful strategic focus on building a national portfolio strategy over the last three years has positioned the Company to expect strong sales and profit growth in 2013 and take advantage of the dynamic craft segment to achieve long-term value for its shareholders.

Highlights of 2012 results include:

•	A strong close to 2012 highlighted by 10% growth in depletions for the fourth quarter
•	Full year top- and bottom-line results in line with guidance provided during the last quarterly update:
o	Sales growth of 13%, reflecting the continued strength of the Kona, Redhook and Omission brands, as well as continued repositioning of the Widmer Brothers brand
o	Depletion growth of 6%
o	Shipment growth of nearly 8%, reflecting new initiatives such as the launch of the Omission brand and international export
o
Gross margin rate of 29.6%, a reduction of 70 basis points from 2011, reflecting higher brewery variable costs on a per barrel basis, partially offset by improved fixed cost coverage and a shift in mix to our higher-end beers

o	Selling, general and administrative expense (“SG&A”) of $44.9 million, an increase of $5.1 million from 2011, reflecting continued investments in brand development and sales capabilities
o	Diluted earnings per share (“EPS”) of $0.13 versus 2011 EPS of $0.51; 2011 EPS included the one-time gain on sale of our equity interest in Fulton Street Brewery of $0.34 per share
o	Capital expenditures of approximately $9.1 million, reflecting continued investments in capacity, efficiency and quality initiatives

“As a follow-up to our release in late January, we want to confirm that we expect meaningful growth in both revenue and earnings resulting from the overall strength of our portfolio strategy, operating expense leverage and SG&A leverage in 2013,” said Terry Michaelson, CBA’s CEO. “As we enter the next phase in the development of our portfolio strategy, we are focusing on leveraging our recent investments, brand momentum and breadth, and geographic expansion, to deliver improved sales and profit growth. This is consistent with our phased approach to strengthening our model to ultimately deliver long-term value growth.”

Craft Brew Issues 2012 Results and Confirms 2013 Financial Outlook

Components of anticipated 2013 results and developments

“We continue to believe our brand strategy is the most promising it has been in CBA’s history. We expect strong growth tempered by unprecedented competition,” said Terry Michaelson. Expectations for 2013 include (i) confidence in the continued growth in sales of Kona, Redhook and Omission, and clear positioning of Widmer Brothers offerings; (ii) expansion into new geographic markets for Kona and international expansion for all brand families; (iii) updates to packaging across all brand families, as well as introduction of unique can and bottle offerings; (iv) refined messaging on Omission beers, promoting the beer as specially crafted to remove gluten; (v) exploration of introducing additional or new brands to the CBA portfolio; and (vi) continued development of cross brand packages bringing the power of our portfolio to consumers in real and compelling ways.

“While we are providing full-year guidance for 2013, I want to emphasize that we anticipate significant differences in 2013 quarterly performance as compared to 2012,” said Mark Moreland, CBA’s CFO. “This is due to both normal changes to programs and new product timing, as well as uneven 2012 quarterly performance as a result of the implementation of new supply chain processes and systems that will drive improved supply chain control during 2013.  Specifically, we expect relatively weak shipments in the first quarter of 2013 when compared to the volume generated by the 15% growth in shipments in the first quarter of 2012.”

We are confirming previously provided anticipated full year 2013 results, as follows:

•	Depletion growth estimate of 7% to 11%, reflecting the continued strength of the Kona, Redhook and Omission brands and further stabilization of the Widmer Brothers brand
•	Average price increases of approximately 1% to 2%
•	Contract brewing revenue for 2013 will be approximately half of the 2012 level as a result of the mutual decision to unwind the Goose Island contract brewing arrangment
•	Gross margin rate of 28.5% to 30.5%, reflecting higher brewery variable costs on a per barrel basis, partially offset by better fixed cost coverage
•	SG&A expense ranging from $47 million to $49 million, reflecting leverage from the foundation built by more aggressive spending in prior years
•	Capital expenditures of approximately $11 million to $13 million, continuing our investments in capacity and efficiency improvements, quality initiatives and restaurant and retail

Forward-Looking Statements

Statements made in this press release that state the Company's or management's intentions, hopes, beliefs, expectations or predictions of the future, including depletions and sales growth, the level or effect of SG&A expense, the amount of capital spending, and the benefits or improvements to be realized from strategic initiatives and capital projects, are forward-looking statements. It is important to note that the Company's actual results could differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings, including, but not limited to, the Company's report on Form 10-K for the year ended December 31, 2012. Copies of these documents may be found on the Company's website, www.craftbrew.com, or obtained by contacting the Company or the SEC.

Craft Brew Issues 2012 Results and Confirms 2013 Financial Outlook

About Craft Brew Alliance

CBA is an independent, publicly traded craft brewing company that was formed through the merger of leading Pacific Northwest craft brewers – Widmer Brothers Brewing and Redhook Ale Brewery – in 2008. With an eye toward preserving and growing one-of-a-kind craft beers and brands, CBA was joined by Kona Brewing Company in 2010. Craft Brew Alliance launched Omission beer in 2012.

When Kurt & Rob Widmer founded Widmer Brothers Brewing in 1984, they didn’t confine their brewing exploration to strict style guidelines. To this day, Widmer Brothers continues to create craft beers with a unique and unconventional twist on traditional styles that are award winning and please a wide range of craft beer lovers. Redhook began in a Seattle transmission shop in 1981 and those colorful roots are reflected in the brand’s personality to this day. The eminently drinkable beers consistently win awards and please crowds across the United States. Kona Brewing was founded in 1994 by the father and son team of Cameron Healy and Spoon Khalsa, who dreamed of crafting fresh, local-island brews with spirit, passion and quality. As the largest craft brewery in Hawaii, Kona personifies the laid-back, passionate lifestyle and environmental respect of the Hawaiian people and culture. Omission beer is the first craft beer brand in the United States focused exclusively on brewing great tasting craft beers with traditional beer ingredients, including malted barley, that are specially crafted to remove gluten.

For more information, visit: www.craftbrew.com.

Media Contact:	Investor Contact:
Ted Lane	Edwin Smith
LANE PR	Craft Brew Alliance, Inc.
(212) 302-5948	(503) 972-7884
Ted@lanepr.com	ed.smith@craftbrew.com

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Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Income
(In thousands, except per share amounts and shipments)
(Unaudited)

	Three Months Ended December 31,		Years Ended December 31,
	2012	2011	2012	2011

Sales	$44,897	$37,558	$182,018	$161,000
Less excise taxes	2,961	2,631	12,731	11,803
Net sales	41,936	34,927	169,287	149,197
Cost of sales	30,579	25,142	119,261	104,011
Gross profit	11,357	9,785	50,026	45,186
as percentage of net sales	27.1%	28.0%	29.6%	30.3%
Selling, general and administrative expenses	10,388	9,253	44,890	39,742
Operating income	969	532	5,136	5,444
Interest expense	(167)	(171)	(663)	(918)
Gain on sale of equity interest in Fulton Street Brewery, LLC	—	34	—	10,432
Income from equity investments, interest and other, net	—	1	4	734
Income before income taxes	802	396	4,477	15,692
Income tax provision	481	152	1,951	6,041
Net income	$321	$244	$2,526	$9,651
Earnings per share:
Basic and diluted earnings per share	$0.01	$0.01	$0.13	$0.51
Weighted average shares outstanding:
Basic	18,874	18,845	18,862	18,834
Diluted	18,940	18,942	18,934	18,931

Total shipments (in barrels):
Core Brands	168,000	141,400	675,300	623,300
Contract Brewing	7,200	10,700	49,600	49,300
Total shipments	175,200	152,100	724,900	672,600

Depletion growth rate (over the same period from the prior year)	10%	4%	6%	6%

Craft Brew Alliance, Inc.
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	December 31,
	2012	2011

Current assets:
Cash	$5,013	$795
Accounts receivable, net	10,512	13,326
Inventories	11,749	9,446
Deferred income tax asset, net	1,250	894
Other current assets	3,809	2,816
Total current assets	32,333	27,277
Property, equipment and leasehold improvements, net	102,852	100,725
Goodwill	12,917	12,917
Intangible and other non-current assets, net	17,562	17,989
Total assets	$165,664	$158,908

Current liabilities:
Accounts payable	$12,255	$10,994
Accrued salaries, wages and payroll taxes	5,267	4,524
Refundable deposits	7,896	7,400
Other accrued expenses	1,066	1,436
Current portion of long-term debt and capital lease obligations	642	596
Total current liabilities	27,126	24,950
Long-term debt and capital lease obligations, net	12,440	13,188
Other long-term liabilities	17,903	16,261
Total common shareholders' equity	108,195	104,509
Total liabilities and common shareholders' equity	$165,664	$158,908

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Years Ended December 31,
	2012	2011

Cash Flows From Operating Activities:
Net income	$2,526	$9,651
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,369	7,204
Income from equity investments	—	(691)
Gain on sale of equity interest in Fulton Street Brewery, LLC	—	(10,432)
Deferred income taxes	1,458	5,025
Other, including stock-based compensation and excess tax benefit from employee stock plans	(138)	331
Changes in operating assets and liabilities:
Accounts receivable	2,396	(1,976)
Inventories	(1,855)	(640)
Other current assets	(994)	418
Other assets	—	(495)
Accounts payable and other accrued expenses	1,269	(2,773)
Accrued salaries, wages and payroll taxes	743	471
Refundable deposits	331	635
Net cash provided by operating activities	13,105	6,728
Cash Flows from Investing Activities:
Expenditures for property, equipment and leasehold improvements	(9,138)	(8,488)
Proceeds from sale of property, equipment and leasehold improvements and other	37	120
Proceeds from the sale of equity interest in Fulton Street Brewery, LLC	418	15,527
Other	—	(28)
Net cash provided by (used in) investing activities	(8,683)	7,131
Cash Flows from Financing Activities:
Principal payments on debt and capital lease obligations	(596)	(5,751)
Net borrowings under revolving line of credit	—	(7,500)
Issuance of common stock	13	23
Excess tax benefit from employee stock plans	379	—
Net cash used in financing activities	(204)	(13,228)
Increase in cash	4,218	631
Cash, beginning of period	795	164
Cash, end of period	$5,013	$795

Supplemental Disclosures Regarding Non-GAAP Financial Information

Craft Brew Alliance, Inc.
Reconciliation of Adjusted EBITDA to Net Income
(In thousands)
(Unaudited)

	Three Months Ended December 31,		Years Ended December 31,
	2012	2011	2012	2011

Net income	$321	$244	$2,526	$9,651
Interest expense	167	171	663	918
Income tax provision	481	152	1,951	6,041
Depreciation expense	1,788	1,766	7,116	6,912
Amortization expense	63	63	253	292
Gain on sale of equity interest in Fulton Street Brewery, LLC	-	(34)	-	(10,432)
Stock-based compensation	18	130	547	467
Adjusted EBITDA	$2,838	$2,492	$13,056	$13,849

The Company has presented Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) in these tables to provide investors with additional information to evaluate our operating performance on an ongoing basis using criteria that are used by the Company’s management.  The Company defines Adjusted EBITDA as net earnings before interest, income taxes, depreciation and amortization, stock compensation and other non-cash charges, including net gain or loss on disposal of property, plant and equipment.  The Company uses Adjusted EBITDA, among other measures, to evaluate operating performance, to plan and forecast future periods’ operating performance, and as an incentive compensation target for certain management personnel.

As Adjusted EBITDA is not a measure of operating performance or liquidity calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”), this measure should not be considered in isolation of, or as a substitute for, net income, as an indicator of operating performance, or net cash provided by operating activities as an indicator of liquidity.  The use of Adjusted EBITDA instead of net income has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense and associated cash requirements, given the level of the Company’s indebtedness; and the exclusion of depreciation and amortization which represent significant and unavoidable operating costs, given the capital expenditures needed to maintain the Company’s operations.  We compensate for these limitations by relying on GAAP results.  Our computation of Adjusted EBITDA may differ from similarly titled measures used by other companies. As Adjusted EBITDA excludes certain financial information compared with net income and net cash provided by operating activities, the most directly comparable GAAP financial measures, users of this financial information should consider the types of events and transactions which are excluded. The table above shows a reconciliation of Adjusted EBITDA to net income.